[redacted]

09057664

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-46838

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
BNY ConvergEx Execution Solutions LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1633 Broadway, 48th Floor
(No. and Street)

New York	**NY**	**10019**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

CHRISTOPHER M. SPRINGER **(212) 468-7560**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square	**New York**	**NY**	**10036**
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section
FEB 26 2009
Washington, DC
111

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

OATH OR AFFIRMATION

We, Carey Pack and Christopher Springer, affirm that, to the best of our knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of BNY ConvergEx Execution Solutions LLC, as of December 31st, 2008, are true and correct. We further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

The financial statements and supplemental information of the Company are made available to all of the Company's members and allied members of the New York Stock Exchange.

Carey Pack, President

Christopher Springer, Chief Financial Officer

CHAD M. YOHN
Notary Public - State of New York
No. 02YO6166474
Qualified in New York County
My Commission Expires May 21, 2011

Notary Public
February 20, 2009 New York, NY

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Supplementary Report of Independent Registered Public Accounting Firm required by SEC Rule 17a-5*(e)(3)*.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BNY ConvergEx Execution Solutions LLC

Statement of Financial Condition

December 31, 2008

Contents

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530
Tel: 212 773 3000

Report of Independent Registered Public Accounting Firm

The Members of
BNY ConvergEx Execution Solutions LLC

We have audited the accompanying statement of financial condition of BNY ConvergEx Execution Solutions LLC (the "Company") as of December 31, 2008. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of BNY ConvergEx Execution Solutions LLC at December 31, 2008, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

February 23, 2009

BNY ConvergEx Execution Solutions LLC

Statement of Financial Condition

December 31, 2008

Assets	
Cash and cash equivalents	$ 131,686,424
Cash segregated in compliance with federal regulations	268,919,515
Deposits with clearing organizations	28,807,270
Receivables from brokers, dealers and clearing organizations, net of allowance of $56,079	55,449,374
Receivables from customers, net of allowance of $2,572,967	33,040,858
Fixed assets, at cost, net of accumulated depreciation and amortization of $15,734,629	27,651,472
Goodwill	191,434,414
Intangible assets, net of accumulated amortization of $31,089,333	27,262,537
Other assets, net of allowance of $78,732	6,773,691
Total assets	$ 771,025,555
Liabilities and members' equity	
Liabilities:	
Due to banks	$ 4,972,380
Payables to brokers, dealers and clearing organizations	260,357,861
Payables to customers	15,529,159
Commission management payable	53,128,253
Loan payable to affiliates *(Note 10)*	10,000,000
Accrued compensation and other liabilities	72,594,996
	416,582,649
Subordinated liabilities	15,000,000
	431,582,649
Members' equity	339,442,906
Total liabilities and members' equity	$ 771,025,555

The accompanying notes are an integral part of this statement of financial condition.

1. Organization and Description of Business

BNY ConvergEx Execution Solutions LLC (the "Company") is a registered broker-dealer under the Securities Exchange Act of 1934. The Company is an institutional agency brokerage firm that specializes in liquidity and execution management for U.S. equities, options and fixed income, global transition management, commission management and intermediary and clearing services. The Company's institutional clients include investment managers, hedge funds, corporations, plan sponsors, broker-dealers, and financial intermediaries. The Company is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), the National Futures Association ("NFA"), and other regional exchanges. The Company is registered as an investment advisor with the Securities and Exchange Commission ("SEC") under the Investment Company Act of 1940. The Company is also registered as a commodity trading advisor with the NFA.

The Company is a direct subsidiary of BNY ConvergEx Group, LLC ("Group"). ConvergEx Holdings LLC ("Holdings") and Eze Castle Software, Inc. ("Eze Castle") own all of the membership interests in Group (together Holdings, Group, and Eze Castle to be referred to as "ConvergEx"). The Bank of New York Mellon Corporation ("BNY Mellon") and private investment funds managed by GTCR Golder Rauner, LLC, a private equity firm, each hold a 33.7 percent ownership stake in Holdings, with the remaining ownership stake held by former Eze Castle shareholders and ConvergEx's management team.

The Company has fully-disclosed clearing agreements with broker-dealers that required the Company to enter into Joint Back Office ("JBO") arrangements with those entities. Under the JBO arrangements the correspondents made nominal preferred equity interests totaling $20,000 in the Company. The preferred interests do not receive an income allocation and do not have any voting rights, but are senior to the common interest upon dissolution of the Company.

Pursuant to the acquisition agreement between ConvergEx and BNY Mellon executed on October 2, 2006, ConvergEx acquired certain assets of B-Trade Services LLC ("B-Trade), G-Trade Services Ltd., BNY Securities Ltd., as well as the membership interests of G-Trade Services LLC ("G-Trade") on February 1, 2008. The Company assumed certain of B-Trade's assets, while G-Trade has continued as a legal operating entity under ConvergEx. The assets of BNY Securities Ltd. were assumed by BNY ConvergEx Ltd., a wholly owned subsidiary of ConvergEx. The assets of G-Trade Services, Ltd. were assumed by ConvergEx Global Markets Ltd., another wholly owned subsidiary of ConvergEx. The table below summarizes the estimated fair value upon acquisition of B-Trade assets and liabilities contributed by ConvergEx to the Company:

1. Organization and Description of Business (continued)

Assets:	
Cash	$ 3,264,912
Fixed assets	1,235,080
Total assets	$ 4,499,992
Payables:	
Accrued compensation and other liabilities	$ 4,499,992
Total payables	$ 4,499,992

2. Significant Accounting Policies

The statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States. Significant accounting policies are as follows:

Use of Estimates

The preparation of the statement of financial condition, in conformity with accounting principles generally accepted in the United States, requires management to make estimates and assumptions that affect the reported amounts in the statement of financial condition and the accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

All unrestricted highly liquid investments with initial or remaining maturities of less than 90 days at the time of purchase are considered cash and cash equivalents. These investments include demand deposits, money market accounts and U.S. Treasury bills.

Cash Segregated In Compliance with Federal Regulations

Cash segregated in compliance with federal regulations consists of cash deposited in a special bank account for the benefit of customers under SEC Rule 15c3-3 and cash deposited in a Special Reserve Bank Account for Proprietary Accounts of Introducing Broker-Dealers ("PAIB").

2. Significant Accounting Policies (continued)

Securities Transactions

Securities transactions are recorded on a trade date basis.

Receivables from brokers, dealers and clearing organizations includes amounts receivable for fails to deliver, cash deposits for securities borrowed, amounts receivable from clearing organizations, and commissions receivable from broker dealers. The Company typically borrows securities when securities are needed to deliver against a settling transaction, such as non-standard settlements requested by a customer or a fail to deliver. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender, and are recorded at the value of the cash collateral advanced to the lender. The initial collateral advanced has a fair value equal to or greater than the fair value of the securities borrowed. The Company monitors the fair value of the securities borrowed on a regular basis and adjusts the collateral, as appropriate.

Receivables from customers consists of customer fails to deliver, commissions earned, and receivables arising from the Company's prepayment of third-party soft dollar research, net of an allowance for doubtful accounts. A prepaid research asset is established for research and research related services disbursed in advance of anticipated customer commission volumes. Such receivables may not be evidenced by contractual obligations.

Payables to brokers, dealers and clearing organizations includes amounts payable for fails to receive, cash received for securities loaned, and amounts payable to clearing organizations on open transactions. The Company typically loans securities in order to fund non-standard settlements requested by a customer of a fail to receive. Securities loaned transactions allow the Company to receive cash or other collateral that is less than the market value of the securities loaned. Securities loaned transactions are recorded at the value of the cash collateral received by the Company. The Company monitors the fair value of the securities loaned on a regular basis and adjusts the collateral, as appropriate.

Payables to customers consists of customer fails to receive. Securities owned by customers are held as collateral for customer receivables. Securities owned by customers, including those that collateralize margin, are not reflected in the statement of financial condition.

2. Significant Accounting Policies (continued)

Soft Dollar and Commission Recapture Programs

The Company allows institutional customers to allocate a portion of their gross commissions to pay for research products and other services provided by third parties under Section 28(e) of the Securities Exchange Act of 1934, commission recapture payments to be paid to plan sponsors, and other payments as directed by the customer. The amounts allocated for those purposes are commonly referred to as soft dollar and commission recapture arrangements. Prepaid soft dollar research, net of allowance, is included in receivables from customers and accrued soft dollar research and commission recapture payable is classified as commission management payable.

Allowance for Doubtful Accounts

The allowance for doubtful accounts is based on the Company's assessment of the collectability of receivables from brokers, dealers, clearing organizations, prepaid research, and other receivables. The Company considers factors such as historical experience, credit quality, age of balances, and current economic conditions that may affect collectability in determining the allowance for doubtful accounts.

Fair Value of Financial Instruments

The carrying amounts reported on the statement of financial condition for cash and cash equivalents approximate fair value because the maturity of these financial instruments are immediate or short-term and daily repricing features. Other assets and liabilities which are carried at contractual amounts that approximate fair value due to their short-term nature are receivables, payables and accrued liabilities.

Fixed Assets

Fixed assets are reported at cost, net of accumulated depreciation and amortization. Furniture and equipment and computer hardware are depreciated on a straight-line basis over estimated useful lives between three and ten years. Purchased software costs are amortized on a straight-line basis over five years. Leasehold improvements are amortized on a straight-line basis over the life of the lease or the improvement, whichever is shorter.

The Company capitalizes certain costs incurred in connection with developing or modifying software for internal use. Qualifying internally developed software costs are capitalized in accordance with Financial Accounting Standards Board Statement of Position ("SOP") 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use", and

2. Significant Accounting Policies (continued)

Fixed Assets (continued)

amortized over the estimated useful life of the software ranging from five to seven years. The Company evaluates internally developed software for impairment on at least an annual basis and whenever changes in circumstances indicate impairment could exist.

Goodwill and Intangible Assets

In accordance with Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets", goodwill and indefinite lived intangible assets are not amortized, but are reviewed for impairment on at least an annual basis or whenever circumstances indicate impairment could exist. An impairment loss is recognized if the estimated fair value of the reporting unit is less than its book value.

Identifiable intangible assets are amortized on a straight-line basis over their estimated useful lives, which are five to eight years from the date of the original acquisition, and are also reviewed at least annually for impairment or whenever changes in circumstances indicate impairment can exist. Identifiable intangible assets consist of customer lists and a non-compete agreement.

Other Assets

Other assets consist primarily of prepaid expenses, receivables from related parties and other miscellaneous receivables.

Income Taxes

The Company is a limited liability company that is treated as a partnership for federal and state income tax purposes. ConvergEx is responsible for any income taxes that result from the income it is allocated by the Company.

The Company is subject to New York City Unincorporated Business Tax, at a statutory rate of 4% on its New York City based earnings. The Company is also subject to other miscellaneous state taxes.

2. Significant Accounting Policies (continued)

Income Taxes (continued)

The Company accounts for income taxes under the liability method of SFAS 109 "Accounting for Income Taxes". Deferred tax assets and liabilities are recognized for the future tax consequences attributable to the differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the related differences are expected to be recovered or settled. To the extent it is more likely than not that deferred tax assets will not be recognized, a valuation allowance is established to offset their benefit.

Recent Accounting Developments

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("FAS 157"). FAS 157 clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company adopted FAS 157 as of the beginning of 2008. There was no transition adjustment related to the adoption of FAS 157.

In June 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes, as interpretation of FASB Statement No.109" ("FIN 48"). Following the current FASB guidance for the implementation of FIN 48, the Company plans to adopt FIN 48 for the fiscal year ending December 31, 2009. In accordance with the provisions of FIN 48, the Company must recognize a tax benefit or liability from an uncertain tax position if there is a 50 percent or greater likelihood the related tax position will be affirmed by a taxing authority with full knowledge of the facts and circumstances surrounding the position.

3. Financial Instruments

FAS 157 applies to all financial instruments that are measured and reported on a fair value basis. FAS 157 defines fair value and establishes a framework for measuring fair value, as well as a fair value hierarchy based on inputs used to measure fair value.

3. Financial Instruments (continued)

Fair Value Hierarchy

FAS 157 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1: Valuation inputs are unadjusted quoted market prices for identical assets or liabilities in active markets;

Level 2: Valuation inputs are quoted prices for identical assets or liabilities in markets that are not active, quoted market prices for similar assets and liabilities in active markets and other valuation techniques utilizing observable inputs directly or indirectly related to the asset or liability being measured;

Level 3: Valuation techniques utilize inputs that are unobservable and significant to the fair value measurement.

This hierarchy requires the Company to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value.

The following is a summary of financial instruments measured at fair value as of December 31, 2008:

Description	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Unobservable inputs (Level3)	Total
Assets				
Securities owned	$ 74,271	$ –	$ –	$ 74,271
Total assets	$ 74,271	$ –	$ –	$ 74,271
Liabilities				
Securities sold, not yet purchased	$ 32,520	$ –	$ –	$ 32,520
Total liabilities	$ 32,520	$ –	$ –	$ 32,520

3. Financial Instruments (continued)

Securities owned are included in other assets on the statement of financial condition. Securities sold, not yet purchased are included in accrued compensation and other liabilities on the statement of financial condition. Securities owned and securities sold not yet purchased consist of equity securities positions temporarily held by the Company that result from the normal course of agency brokerage. These instruments are measured at their quoted prices in active markets.

4. Receivables from and Payables to Brokers, Dealers and Clearing Organizations

At December 31, 2008, amounts receivable from and payable to brokers, dealers and clearing organizations include:

Receivables:	
Securities borrowed	$ 40,231,116
Broker-dealers	10,498,412
Clearing organizations	3,444,142
Securities failed to deliver	1,275,704
Total receivables	$ 55,449,374
Payables:	
Broker-dealers	$240,694,111
Securities loaned	10,747,174
Securities failed to receive	8,916,576
Total payables	$260,357,861

All material fail to deliver and fail to receive transactions settled subsequent to December 31, 2008 without any adverse financial effect.

5. Fixed Assets

At December 31, 2008, fixed assets were comprised of:

	At December 31, 2008		
	Acquisition Value	Accumulated Depreciation and Amortization	Net Book Value
Internally developed software	$ 20,386,829	$ (5,669,124)	$ 14,717,705
Computer hardware	12,353,547	(5,464,886)	6,888,661
Leasehold improvements	5,719,608	(2,245,972)	3,473,636
Software	3,969,658	(1,872,363)	2,097,295
Furniture and equipment	956,459	(482,284)	474,175
Total	$ 43,386,101	$ (15,734,629)	$ 27,651,472

Included in computer hardware and accumulated depreciation is $1,758,708 and $855,389, respectively, related to assets acquired under capital lease arrangements. Included in accrued compensation and other liabilities on the statement of financial condition is $1,858,654 ($964,355 due in 2009, and $894,299 due in 2010) which represents remaining principal payments due under capital lease obligations.

The Company capitalized $2,211,161 of internally developed software costs in 2008. In addition, the Company purchased $1,939,873 of internally developed software from Group for development work Group employees performed on behalf of the Company.

6. Goodwill and Intangible Assets

The Company completed its annual evaluation of goodwill as of March 31, 2008 and determined no impairment charge was required. Subsequent to March 31, 2008, no events have occurred or circumstances have changed that would reduce the fair value of goodwill below its carrying value.

6. Goodwill and Intangible Assets (continued)

The following table summarizes intangible assets as of December 31, 2008:

	At December 31, 2008		
	Gross Carrying Amount	Accumulated Amortization	Net Book Value
Customer lists	$ 57,351,870	$ (30,339,318)	$ 27,012,552
Non-compete agreement	1,000,000	(750,015)	249,985
Total	$ 58,351,870	$ (31,089,333)	$ 27,262,537

No events have occurred or circumstances have changed that would reduce the fair value of any of the intangible assets below their carrying values.

7. Deferred Income Taxes

Significant components of deferred tax assets and liabilities as of December 31, 2008 are as follows:

Deferred tax assets:	
Depreciation	$ 201,445
Leadership awards	68,503
Total deferred tax assets	$ 269,948
Deferred tax liabilities:	
Compensation and benefits	$ 318,501
Amortization of intangibles	568,591
Other	1,839
Total deferred tax liabilities	$ 888,931
Net deferred tax liabilities	$ 618,983

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

8. Related Party Transactions

In the normal course of business, the Company enters into related party transactions with affiliates, including ConvergEx, and certain other affiliated entities.

Eze Castle Transaction Services LLC ("ECTS"), an affiliate, provides broker-dealers with financial information exchange (FIX) connectivity services from their Eze Order Management System ("EzeOMS") to the Company. The EzeOMS is provided to asset management clients by an affiliated company, Eze Castle Software LLC ("Eze LLC"). Included in accrued compensation and other liabilities on the statement of financial condition is $379,460 relating to charges for connectivity services. The Company accommodates certain customers for the cost of Eze LLC terminals based on the volume of business transacted by those customers. The Eze LLC terminals are used by the customers to submit orders and effect transactions through the Company. Nothing was owed to Eze LLC as of December 31, 2008.

The Company provides trade execution and clearing services for Westminster Research Associates, LLC ("WRA"), an affiliate. The Company pays a referral fee for each trade executed. There were no outstanding balances owed for these services as of December 31, 2008.

G-Trade and other affiliates provide trade execution and clearing services for the Company. Included in receivables from brokers, dealers and clearing organizations on the statement of financial condition is $942,483 related to such transactions.

Liquidpoint LLC, an affiliate, provides execution services for the Company. There were no outstanding balances owed for these services as of December 31, 2008.

The Company also provides trade execution and clearing services to BNY Mellon, Pershing LLC ("Pershing") and other affiliates. Included in receivables from brokers, dealers and clearing organizations is $295,961 related to these services.

As part of its daily operations, the Company enters into securities borrowed transactions with BNY Mellon, Pershing and certain other affiliates and securities loaned transactions with Pershing. Included in receivables from brokers, dealers and clearing organizations on the statement of financial condition is $16,249,259 of securities borrowed and $13,773 of related interest receivable from Pershing. Included in payables to brokers, dealers and clearing organizations on the statement of financial condition are $10,747,174 of securities loaned.

The Company subleases office space to BNY Mellon and other affiliates. The Company also subleases office space from BNY Mellon and affiliates. On the statement of financial condition, $28,916 and $14,589 are included in other assets and accrued compensation and other liabilities, respectively, for such transactions.

8. Related Party Transactions (continued)

The Company provides and receives certain management, administrative, and technical services to and from ConvergEx and other affiliates. Included in the statement of financial condition are other assets of $1,165,961 and accrued compensation and other liabilities of $696,873 related to these transactions.

The Company maintains uncommitted line of credit agreements with certain affiliates (see Note 10). The Company also maintains a separate borrowing facility with the BNY Mellon under a subordinated agreement (see Note 9).

9. Subordinated Liabilities

The Company maintains a separate $25,000,000 floating rate revolving term subordinated note with BNY Mellon due on September 29, 2011, with an interest rate based on LIBOR plus 2.75%. In addition, this subordinated borrowing facility has a commitment fee of 0.25% on the unutilized amount of the note. As of December 31, 2008, $15,000,000 of this note was outstanding. The subordinated borrowing facility is available in computing net capital under the Securities and Exchange Commission's Uniform Net Capital Rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

10. Financing Arrangements

The Company enters into secured and unsecured borrowing agreements to obtain funding necessary to cover customer settlements as part of its operations for overnight financing of unsettled customer delivery versus payment and riskless principal transactions, as well as to meet deposit requirements with clearing organizations. Secured financing arrangements are collateralized by the unsettled customer securities.

10. Financing Arrangements (continued)

The Company currently maintains uncommitted overnight financing arrangements with affiliates and non-affiliates, as summarized below as of December 31, 2008:

	Rate	Total Amount Available	Amount Outstanding
Affiliates			
Unsecured			
Eze LLC	6%	$ 30,000,000	$10,000,000
ConvergEx	6%	50,000,000	–
ConvergEx	Prime + 1.25%	75,000,000	–
Eze Castle	6%	50,000,000	–
BNY Mellon	LIBOR plus ½ %	20,000,000	–
Secured			
BNY Mellon	LIBOR plus ¾ %	125,000,000	–
Total affiliates		350,000,000	10,000,000
Non-affiliates			
Unsecured	Bank's cost of funds rate plus 1 %	65,000,000	–
Secured	Bank's cost of funds rate plus 1 ¼ %	100,000,000	–
Total non-affiliates		165,000,000	–
Total		$ 515,000,000	$10,000,000

The outstanding affiliate loans are included in loans payable to affiliates on the statement of financial condition. The outstanding non-affiliate loans, if any, are included in short-term borrowings on the statement of financial condition. These financing agreements have no defined maturity dates.

11. Regulatory Requirements

The Company is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1"). The Company computes net capital under the alternative method, which requires the maintenance of net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debits arising from customer transactions, as defined. At December 31, 2008, the Company had net capital of $89,078,660 and its net capital requirement was $784,306. In accordance with the requirements of SEC Rule 15c3-3, the Company has segregated $50,703,800 of cash in a special bank account for the benefit of customers, which was in excess of its required deposit of $24,862,593.

Advances to affiliates, repayment of borrowings, dividend payments and other equity withdrawals are subject to certain notification and other requirements of Rule 15c3-1 and other regulatory bodies.

As a clearing broker-dealer, the Company has elected to compute a reserve requirement for PAIB, as defined. The PAIB calculation is completed to allow each correspondent firm that uses the Company as its clearing broker-dealer to classify its assets held by the Company as allowable assets in the correspondents' net capital calculation. At December 31, 2008 the Company had $218,215,715 of cash on deposit in a Special Reserve Bank Account for PAIB, which was in excess of its required deposit of $217,146,400.

12. Commitments and Contingencies

The Company is obligated under non-cancelable operating leases to pay the following minimum rentals, which will be reduced by sublease rental payments due to the Company:

	Lease Payments	Sublease Rentals Due	Net Lease Payments
Year:			
2009	$ 8,600,472	$ (5,150,013)	$ 3,450,459
2010	8,616,763	(5,208,055)	3,408,708
2011	8,767,644	(5,404,346)	3,363,298
2012	8,611,226	(5,564,763)	3,046,463
2013	7,494,380	(5,372,127)	2,122,253
Thereafter	10,271,238	(8,607,375)	1,663,863
	$ 52,361,723	$ (35,306,679)	$ 17,055,044

12. Commitments and Contingencies (continued)

The operating leases are subject to periodic escalation charges. The Company's operating leases expire on various dates between May 2009 and August 2015, and the subleases expire in July 2013 and August 2015.

In 2007 the Company booked a reserve of $1,204,877 for unbilled services owed to a certain vendor for the period of March 2004 through December 2007. As of December 31, 2008, no resolution with this vendor had been reached, and this reserve is included in accrued compensation and other liabilities on the statement of financial condition. No additional amounts are expected to be owed.

The Company is involved in legal proceedings concerning matters arising in connection with the conduct of the Company's businesses. The Company believes, based on currently available information and advice of counsel, that the results of such proceedings, in the aggregate, will not have a material adverse effect on the Company's statement of financial condition. The Company intends to defend itself vigorously against all claims asserted in these matters.

13. Retirement Savings Plan

All employees of the Company are eligible to participate in the retirement savings plan of ConvergEx, which has two components, a defined contribution profit sharing plan and a 401(k) match program. The Company is required to make annual contributions to the plan on behalf of its employees

14. Off-Balance-Sheet Credit Risk

Customer Activities and Credit Risk

In the normal course of business, the Company's customer and correspondent clearance activities involve the execution and settlement of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contractual obligations.

The Company's customer securities activities are transacted on a delivery versus payment, cash or margin basis. In delivery versus payment transactions, the Company is exposed to risk of loss in the event of the customers' or brokers' inability to meet the terms of their contracts.

14. Off-Balance-Sheet Credit Risk (continued)

Customer Activities and Credit Risk (continued)

In margin transactions, the Company extends credit to customers collateralized by cash and securities in their account. In the event the customers or brokers fail to satisfy their obligations, the Company may be required to purchase or sell securities at prevailing market prices in order to fulfill the obligations.

The Company's exposure to credit risk can be directly impacted by volatile securities markets, which may impair the ability of counterparties to satisfy their contractual obligations. The Company seeks to control its credit risk through a variety of reporting and control procedures, including establishing credit limits based upon a review of the customers' financial condition and credit ratings. The Company seeks to control the risk associated with its customer margin transactions by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company also monitors required margin levels daily and, pursuant to its guidelines, requires customers to deposit additional collateral, or reduce positions, when necessary.

In the normal course of business, the Company obtains securities under securities borrowed, resale agreements, and custody agreements on terms which permit it to repledge or resell the securities to others. At December 31, 2008, the Company borrowed securities with a fair value of $39,362,033, for which cash totaling $40,231,116 was given to counterparties as collateral. Of these borrowed securities, securities with a fair value of $37,537,756 have been pledged or otherwise transferred to others to facilitate settlement of securities transactions. In addition, the Company obtained securities with a fair value of approximately $25,966,891 under resale agreements and custody agreements which were uncollateralized. Of this amount, securities with a fair value of approximately $3,351,118 have been either pledged or otherwise transferred to others to facilitate settlement of securities transactions.

The Company typically loans securities in order to fund non-standard settlements requested by a customer of a fail to receive. As of December 31, 2008, the Company had loaned securities with a fair value of $12,853,088, for which cash totaling $10,747,174 was received.

14. Off-Balance-Sheet Credit Risk (continued)

Guarantees

Financial Accounting Standards Board Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others", provides accounting and disclosure requirements for certain guarantees. In the normal course of business, certain activities of the Company involve the execution and clearance of customer securities transactions through clearing brokers. These activities may expose the Company to off-balance-sheet risk in the event a customer is unable to fulfill its contractual obligation since, pursuant to the clearing agreement, the Company has agreed to indemnify the clearing brokers without limit for losses that the clearing brokers may sustain from the clients introduced by the Company. However, the transactions are collateralized by the underlying security, thereby reducing the associated risk to changes in the market value of the security through settlement date. As a result of the settlement of these transactions, there were no amounts to be indemnified to clearing brokers for these customer accounts at December 31, 2008.

The Company has guaranteed the payment of amounts due and payable from one of its broker-dealer clients to one of that broker-dealer's customers. The guaranty has a maximum obligation of $15,000,000. No amounts were owed under this guaranty and no liability was established as of December 31, 2008.

At December 31, 2008, Group and Eze Castle had $761,583,845 of debt outstanding. Group's membership interest in the Company was pledged as security against the debt. Eze Castle's membership interests in Group were also pledged as security against the debt.

STATEMENT OF FINANCIAL CONDITION

BNY ConvergEx Execution Solutions LLC
December 31, 2008
With Report of Independent Registered Public Accounting Firm